                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)*



                            JONES SPACELINK, LTD.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                     Class A Common Stock, $.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  480241108
                     -----------------------------------
                                (CUSIP Number)


                             Elizabeth M. Steele
              9697 E. Mineral Avenue, Englewood, Colorado 80112
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                              December 20, 1994
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 480241108                                          PAGE 2 OF 7 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Glenn R. Jones
Social Security No. ###-##-####
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


N/A
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    / /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


USA
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                               0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY             0
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                               0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                               0

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


0
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


0
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


IN
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 480241108                                          PAGE 3 OF 7 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jones International, Ltd.
I.R.S. Identification No. 84-0595284
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


N/A
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    / /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

Jones International, Ltd., a Colorado corporation. Principal business and address: A holding company; 9697 E. Mineral Avenue, Englewood, Colorado 80112.
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                               0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY             0
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                               0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                               0

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


0
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


0
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


HC
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

                 The class of equity securities to which this statement relates to is the Class A Common Stock, $.01 par value per share, of Jones Spacelink, Ltd., a Colorado corporation (the "Company"). The address of the Company's principal executive offices is 9697 E. Mineral Avenue, Englewood, Colorado 80112.

ITEM 2.  IDENTITY AND BACKGROUND:

                 The names of the persons filing this statement are:


                 1. Jones International, Ltd., a Colorado corporation ("International"). Mr. Glenn R. Jones is the Chairman of the Board of Directors and Chief Executive Officer of International and owns all of the outstanding shares of International. The principal business of International is acting as a holding company.

                 2. Glenn R. Jones, an individual residing in the State of Colorado. Mr. Jones' principal occupation is a cable television executive.

                 The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of International are set forth on Schedule A attached hereto. The address of the principal business office for each of the foregoing persons is 9697 E. Mineral Avenue, Englewood, Colorado 80112.

                 During the last five years, none of the reporting persons, nor any other person controlling any of them, nor, to the best of their knowledge, any of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 N/A

ITEM 4.  PURPOSE OF TRANSACTION

                 International and Mr. Jones have exchanged their shares of Class A Common Stock of the Company for shares of Common Stock and Class A Common Stock of Jones Intercable, Inc. ("Intercable") pursuant to an Exchange Agreement and Plan of Reorganization and Liquidation dated as of May 31, 1994, as amended, between Intercable and the Company. Spacelink has disposed or will dispose of all of its shares of Common Stock of Intercable pursuant to the Agreement. See Item 6.

                 As a result of the Reorganization Agreement, the Class A Common Stock of the Company will be delisted from the National Association of Securities Dealers National Market System, and the Company, upon making of the requisite filing, will no longer be a reporting company under the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                 International and Mr. Jones believe that as of December 20, 1994, there were 78,301,714 shares of Class A Common Stock outstanding immediately prior to the exchange of their shares, as described in Item 4.

                 (a)      Amount Beneficially Owned:

                 International and Mr. Jones no longer own any shares of Class A Common Stock. See Item 4.

                 The beneficial ownership of each director and executive officer of International are set forth on Schedule B attached hereto.

                 (b) Voting Power and Disposition Power of the Class A Common Stock:

                 N/A

                 (c) The following transactions in the Class A Common Stock have been effected during the last 60 days as follows (see Item 6 also):

                                  (i)      On December 5, 1994, Mr. Jones
         exercised two stock options to purchase an aggregate number of 636,514 shares of Class A Common Stock. The exercise prices were as follows:
         500,000 shares, $.8438 per share; and 136,514 shares, $1.02 per share.

                                  (ii)     Transactions effected by each
         director and executive officer of International are set forth on Schedule C attached hereto.

                 (d)      Not applicable.

                 (e) The date on which International and Mr. Jones ceased to be the beneficial owner of more than five percent of the Class A Common Stock was December 20, 1994.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

                 On December 20, 1994, pursuant to an Exchange Agreement and Plan of Reorganization and Liquidation dated as of May 31, 1994, as amended, between Intercable and the Company (the "Agreement"), Intercable acquired substantially all of the assets of the Company (other than certain shares of Common Stock of Intercable owned by the Company) and assumed all of the liabilities of the Company in exchange for 3,900,000 shares of Intercable's Class A Common Stock. Pursuant to the Agreement, all of the Company's shareholders will exchange their shares of the Company's Class A Common Stock for shares of Intercable's Common Stock and Class A Common Stock. For each share of the Company held on December 20, 1994, each shareholder of the Company (other than dissenting shareholders) shall receive the following: (i) 0.03571 shares of Intercable Common Stock; plus (ii) 0.09696 shares of Intercable Class A Common Stock. As stated above, International and Mr. Jones have already exchanged their shares of the Company for shares of Intercable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1: Exchange Agreement and Plan of Reorganization and Liquidation dated as of May 31, 1994, as amended, between the Company and Intercable is hereby incorporated by reference from Intercable's
                          Current Report on Form 8-K, electronically filed on June 6, 1994, and the amendment to said agreement is hereby incorporated by reference from Amendment No. 2 to Form S-4 Registration Statement and Proxy Statement of Intercable filed with the Securities and Exchange Commission (Commission File No. 1-9953 and Registration No. 33-54527).

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    December 30, 1994

                                                   JONES SPACELINK, LTD.


                                                   By:  /s/ Elizabeth M. Steele
                                                            Elizabeth M. Steele
                                                            Vice President

                                   SCHEDULE A


                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           JONES INTERNATIONAL, LTD.


         The name and title(s) of each of the directors and executive officers of Jones International, Ltd. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, cable television executive and USA, respectively.


      Name                                                      Title(s)
      ----                                                      --------
Glenn R. Jones                                   Chairman of the Board, Chief
                                                 Executive Officer and
                                                 President

Gregory J. Liptak                                Group President

Patrick J. Lombardi                              Group Vice President/Finance and
                                                 Director

Robert S. Zinn                                   Vice President/Legal Affairs

Elizabeth M. Steele                              Secretary

Christine Jones Marocco                          Director
Homemaker
25 East End Avenue
Apartment 14F
New York, NY  10028

                                   SCHEDULE B


                          BENEFICIAL OWNERSHIP OF THE
                              CLASS A COMMON STOCK


         Set forth below are the directors and executive officers of International who beneficially own shares of Class A Common Stock.


                                                                                        Number of Shares
                                                                                     -----------------------
                            Name                                                     of Class A Common Stock
                            ----                                                     -----------------------
                     Gregory J. Liptak                                                       461,000

                     Patrick J. Lombardi                                                      52,000

                     Robert S. Zinn, as Trustee*                                           1,504,558

                     Christine Jones Marocco                                                 974,292


- ----------
*Mr. Zinn disclaims the beneficial ownership of these shares.

                 The foregoing shares are not included in International's or Mr. Jones' ownership because each of the foregoing individuals has the sole power to vote and dispose of his or her respective shares shown above.

                                   SCHEDULE C


                              TRANSACTIONS IN THE
                              CLASS A COMMON STOCK


         The following transactions in the Class A Common Stock have been effected during the last 60 days by the below listed directors and executive officers of International as follows:

         (i) On December 20, 1994, Mr. Gregory J. Liptak exercised five stock options to purchase an aggregate number of 420,000 shares of Class A Common Stock. The exercise prices were as follows: 160,000 shares, $.75 per share; 80,000 shares, $1.125; 80,000 shares, $1.09; and 100,000 shares, $1.02.

         (ii) On December 20, 1994, Mr. Patrick J. Lombardi exercised a stock option to purchase 100,000 shares of Class A Common Stock at an exercise price of $1.02 per share.

         (iv) On December 20, 1994, Ms. Christine J. Marocco exercised a stock option to purchase 20,000 shares of Class A Common Stock at an exercise price of $1.02 per share.

         In addition, or a result of the transaction described in Item 4, all of the foregoing persons will in the future exchange their shares of the Company for shares of Intercable.

                                                                      APPENDIX A
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*



                            JONES SPACELINK, LTD.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                     Class A Common Stock, $.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  480241108
                     -----------------------------------
                                (CUSIP Number)


     Charles P. Northrop, Esq., 9697 E. Mineral Ave., Englewood, CO 80112
                                (303) 792-3111
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                March 25, 1987
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 480241108                                          PAGE 2 OF 7 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jones International, Ltd.
I.R.S. Identification No. 84-0595284
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


00
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    / /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

Jones International, Ltd., a Colorado corporation. Principal business and address: A holding company; 9697 E. Mineral Ave., Englewood, CO 80112
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF            48,672,801 shares of Class A Common Stock
                               415,000 shares of Class B Common Stock
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY             None
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING            48,672,801 shares of Class A Common Stock
                               415,000 shares of Class B Common Stock
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                               None

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,672,801 shares of Class A Common Stock
415,000 shares of Class B Common Stock
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

89% of Class A Common Stock
100% of Class B Common Stock
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


HC
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 1.  Security and Issuer.

                 This statement relates to the Class A Common Stock, $.01 par value, of Jones Spacelink, Ltd., a Colorado corporation ("Spacelink"). The address of Spacelink's principal executive offices is 9697 East Mineral Avenue, Englewood, Colorado 80112.

ITEM 2.  Identity and Background.

         I.      (a)      Name:  Jones International, Ltd. ("International")
                 (b)      State of Incorporation:  Colorado
                 (c)      Principal Business:  Owning, operating and managing
                          cable television systems and satellite master antenna
                          television systems throughout the United States.
                 (d)      Business Address:  9697 East Mineral Avenue
                                             Englewood, Colorado  80112
                 (e)      Criminal Convictions:  None
                 (f)      Civil Proceedings Involving Violations of Securities
                          Laws:  None

         II.     (a)      Name:  Glenn R. Jones ("Jones")
                 (b)      Business Address:  9697 East Mineral Avenue
                                             Englewood, Colorado  80112
                 (c)      Principal Occupation:  Chairman of the Board of
                          Directors, Chief Executive Officer and President of
                          Intercable. He is also Chairman of the Board of Directors of Spacelink, International and various subsidiaries of Intercable or of International, including The Jones Group, Ltd., Data Transmission,
                          Inc., International Aviation, Ltd., Colorado
                          Intercable, Inc., Evergreen Intercable, Inc., Jones
                          Capital Markets, Inc., Jones Futura Foundation,
                          Ltd., Jones Futurex, Inc., Jones Information
                          Management, Inc., Jones Properties, Inc., Jones
                          Tri-City Intercable, Inc. and Sky Merchant, Inc. All of the above-mentioned corporations are Colorado corporations and all have their principal offices at 9697 East Mineral Avenue, Englewood, Colorado 80112.
                 (d)      Criminal Convictions:  None
                 (e)      Civil Proceedings Involving Violations of Securities
                          Laws:  None
                 (f)      Citizenship:  USA

         III.    (a)      Name:  Charles P. Northrop
                 (b)      Business Address: 9697 East Mineral Avenue
                                            Englewood, Colorado  80112
                 (c)      Principal Occupation:  Vice President/General Counsel
                          and Secretary of International and officer and director of several affiliated companies.
                 (d)      Criminal Convictions:  None
                 (e)      Civil Proceedings Involving Violations of Securities
                          Laws:  None
                 (f)      Citizenship:  USA

         IV      (a)      Name:  Hana B. Rokusek
                 (b)      Business Address: 9697 East Mineral Avenue
                                            Englewood, Colorado  80112
                 (c)      Principal Occupation:  Treasurer and a Director of
                          International and officer of several affiliated companies.
                 (d)      Criminal Convictions:  None
                 (e)      Civil Proceedings Involving Violations of Securities
                          Laws:  None
                 (f)      Citizenship:  USA

         V.      (a)      Name:  Christine E. Jones
                 (b)      Business Address: 9697 East Mineral Avenue
                                            Englewood, Colorado  80112
                 (c)      Principal Occupation:  Vice President and Director of
                          International.
                 (d)      Criminal Convictions:  None
                 (e)      Civil Proceedings Involving Violations of Securities
                          Laws:  None
                 (f)      Citizenship:  USA

ITEM 3.  Source and Amount of Funds or Other Consideration.

                 The securities for which this Schedule is being filed were acquired pursuant to an Agreement, dated as of March 25, 1987, between International and Spacelink (the "Agreement").

                 Pursuant to the Agreement, Spacelink will issue and sell to International 41,659,263 shares of its Class A Common Stock, $.01 par value per share, free and clear of all security interests, liens, pledges, encumbrances and rights of other persons, in exchange for 2,859,240 shares of Common Stock of Intercable and 6,000 shares of Common Stock, no par value per share, of The

Jones Group, Ltd., all of which shares are owned directly by International. No funds or other consideration will be used in the transaction.

ITEM 4.  Purpose of Transaction.

                 The acquisition of securities of Intercable and The Jones Group, Ltd. by Spacelink will enhance its ability to obtain financing essential for its continued growth enabling it to acquire additional cable television and SMATV systems.

                 The pro-forma effect of these acquisitions as of November 30, 1986, would increase total assets of Spacelink from slightly over $5,000,000 to approximately $308,000,000. Shareholders' investment would increase from approximately $2,600,000 to approximately $17,400,000. Net income for the year ended May 31, 1986, would increase from a net loss to over $3,000,000, and would increase from a net loss to over $1,400,000 for the six months ended November 30, 1986.

ITEM 5.  Interest in Securities of the Issuer.

Note: All shares referred to below are shares of the Class A Common Stock, $.01 par value, of Spacelink.

         (a) Number of shares outstanding following the transaction reported herein: 54,795,451

                 Number of shares beneficially owned by:

                 (1)      International:                                           48,672,801
                              Percent of Class                                            89%

                 (2)      Glenn R. Jones:                                          50,651,301
                              Percent of Class                                            92%

                 (3)      Charles P. Northrop:                                              0
                              Percent of Class                                              0

                 (4)      Hana B. Rokusek                                              100,000
                              Percent of Class                                            .2%

                 (5)      Christine E. Jones                                           70,000
                              Percent of Class                                            .1%

         (b)     (1)      International:
                              Sole voting power:                                   48,672,801
                              Shared voting power:                                          0
                              Sole power of disposition:                           48,672,801
                              Shared power of disposition:                                  0

                 Includes 48,654,801 shares held of record by International and 18,000 shares held of record by Data Transmission, Inc., all of whose shares are owned by International. One hundred percent (100%) of the stock of International is owned by Mr.
                 Jones.

                 (1)      Glenn R. Jones:
                              Sole voting power:                                   50,651,301
                              Shared voting power:                                          0
                              Sole power of disposition:                           50,651,301
                              Shared power of disposition:                                  0

                 Includes 48,654,801 shares held of record by International and 18,000 shares held of record by Data Transmission, Inc., all of whose shares are owned by International, and 1,978,500 shares held of record by Mr. Jones directly. Mr. Jones owns
                 100% of the outstanding stock of International.  Christine E.
                 Jones is the daughter of Mr. Jones.

                 (3)      Hana B. Rokusek:
                              Sole voting power:                                       100,000
                              Shared voting power:                                           0
                              Sole power of disposition:                               100,000
                              Shared power of disposition:                                   0

                 (4)      Christine E. Jones:
                              Sole voting power:                                       70,000
                              Shared voting power:                                          0
                              Sole power of disposition:                               70,000
                              Shared power of disposition:                                  0

         (c) See Item 3 of this Schedule for a description of transactions in the class of securities effected during the past sixty (60) days by the persons named in paragraph (a) of this Item 5.

         (d)     None.

         (e)     Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                 Pursuant to the terms of the Articles of Incorporation of Spacelink, each share of Class A Common Stock is entitled to one-twentieth of a vote per share and each share of Class B Common Stock is entitled to one vote per share. In addition, holders of Class B Common Stock elect 75 percent of the Board of Directors. Mr. Jones, through his ownership of 100 percent of the shares of Class B Common Stock and 92 percent of the shares of Class A Common Stock, controls the Spacelink Board of Directors and (as to matters not requiring class voting) casts approximately 93 percent of all votes cast on matters submitted to Spacelink shareholders.

                 Other than as set forth above, there are no contracts, arrangements, understandings of relationships (legal or otherwise) between the persons named in Item 2 or between such persons and any person with respect to any securities of the issuer, including, but not limited to transfer or voting of any arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, other than Glenn Jones' relationship with International as a Director, President and its sole shareholder.

ITEM 7.  Material to be Filed as Exhibits.

                 1) Copy of the Agreement relating to the acquisition of Issuer control.


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 1987.

                                      JONES INTERNATIONAL, LTD.


                                      By:      /s/ Charles P. Northrop
                                               Charles P. Northrop
                                               Vice President

                                                                     APPENDIX B
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*



                               SPACELINK, LTD.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                     Class A Common Stock, $.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  480248102
                     -----------------------------------
                                (CUSIP Number)


  Glenn R. Jones, 5275 DTC Parkway, Englewood, Colorado 80111 (303) 740-9700
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                April 6, 1983
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 846248102                                          PAGE 2 OF 8 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Glenn R. Jones
Soc. Sec. No. ###-##-####
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


00
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    / /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


USA
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF            6,013,008 shares of Class A Common Stock
                               500,000 shares of Class B Common Stock
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY             None
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING            6,013,008 shares of Class A Common Stock
                               500,000 shares of Class B Common Stock
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                               None

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,013,008 shares of Class A Common Stock
500,000 shares of Class B Common Stock
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63% of Class A Common Stock
100% of Class B Common Stock
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


IN
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*



                               SPACELINK, LTD.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                     Class A Common Stock, $.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  480248102
                     -----------------------------------
                                (CUSIP Number)


  Glenn R. Jones, 5275 DTC Parkway, Englewood, Colorado 80111 (303) 740-9700
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                April 6, 1983
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 846248102                                            PAGE 2 OF 8 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jones International, Ltd.
84-0595284
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


00
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    / /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


Colorado
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF            5,513,008 shares of Class A Common Stock
                               500,000 shares of Class B Common Stock
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY             None
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING            5,513,008 shares of Class A Common Stock
                               500,000 shares of Class B Common Stock
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                               None

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,513,008 shares of Class A Common Stock
500,000 shares of Class B Common Stock
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58% of Class A Common Stock
100% of Class B Common Stock
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                       Amendment No. 2 to Schedule 13D

                 Jones International, Ltd., a Colorado corporation ("International"), and Glenn R. Jones hereby amend their Statements on Schedule 13D dated May 31, 1982, as amended by their Amendment No. 1 to Schedule 13D, dated August 10, 1982 (the "Original 13D, as amended") relating to shares of the Class A Common Stock, par value $.01 per share (the "Stock"), of Spacelink, Ltd., a Colorado corporation ("Spacelink"). Unless specifically modified by this Amendment No. 2, the responses contained in the Original 13D, as amended, shall remain unchanged and in full force and effect.

Item 3.  Source and Amount of Funds or Other Consideration.

                 The response to Item 3 in the Original 13D, as amended, is hereby amended by the addition of the following paragraphs:

                 On April 6, 1983, International and Spacelink consummated a Purchase and Sale Agreement dated as of December 1, 1982 pursuant to which International, as sole shareholder of Tri-Comm Systems, Inc., a Florida corporation ("Tri-Comm") which owns certain master antenna television systems in the State of Florida, transferred all of the shares of capital stock of Tri-Comm, consisting of 100 shares of common stock, $5.00 par value per share, to Spacelink in exchange for 1,520,727 shares of the Stock. A copy of this Agreement is attached hereto as Exhibit A. The number of shares of Stock issued to International is subject to adjustment based on the audited financials of Tri-Comm to be prepared by independent auditors as of May 31 1983.
                 The exchange price for this transaction was determined as follows: (1) two independent appraisals of the value of Tri-Comm's operating systems were obtained; (2) the average of such appraisals was discounted by ten percent (10%) and adjusted for the historical carrying values of its other assets and liabilities as of November 30, 1982; (3) such adjusted average was divided by

$.45833, this being the agreed-upon value of a share of the Stock for purposes of the transaction. The average market price of a share of Stock during the month of November 1982 was $.34.

                 On April 6, 1983, Spacelink and Colorado Intercable, Inc., a Colorado corporation ("CIC") consummated a Purchase and Sale Agreement dated as of March 1, 1983, pursuant to which Spacelink acquired the assets of CIC comprising the community antenna television systems serving Empire, Georgetown and Idaho Springs, Colorado (the "Systems"), for a price of $848,833. The total purchase price was determined based on an independent appraisal of the Systems, decreased by 10% and adjusted for certain assets and liabilities related to the Systems. The purchase price was paid by Spacelink by the issuance to CIC of 2,780,779 shares of the Stock of Spacelink. The number of shares of stock delivered to CIC was determined by dividing the purchase price by $.30525, the agreed-upon value of a share of the Stock for purpose of the transaction. For the thirty day period immediately preceding March 25, the average market price of a share of the Stock was $.2775.

                 International owns 89% of the issued and outstanding shares of capital stock of CIC, it may be deemed to be the beneficial owner of the Stock acquired by CIC upon the sale of the Systems.

                 In addition to the above transactions, International acquired 100,000 shares of the Stock from Howard O. Thrall on February 9, 1983. International acquired such shares for a price of $1,000 paid from the working capital of the corporation.

                 Finally, International has transferred 50,000 shares of the Stock to Patrick J. Lombardi, an officer and employee of International as a bonus.

                 As a consequence of the above transactions, International may now be deemed to own 5,513,008 shares of the Stock, representing approximately 58% of the issued and outstanding shares of Stock.

Item 5.  Interest in Securities of the Issuer.

                 The response to Item 5(a) in the Original 13D as the same relates to International, Glenn R. Jones and Patrick J. Lombardi is deleted in its entirety and the following is inserted in its place;

                 (a) International now owns 5,513,008 (approximately 58%) of the issued and outstanding shares of Stock of Spacelink. Glenn R. Jones now beneficially owns 6,013,008 (approximately 63%) of the issued and outstanding shares of Stock of Spacelink. This number includes the Stock owned or controlled by International, as Glenn R. Jones is the sole shareholder of International. Patrick J. Lombardi now owns 50,000 (approximately .005%) of the issued and outstanding shares of stock of Spacelink. The total number of shares of Stock now outstanding is 9,536,506.

                 (b) International now has the sole power to vote or to direct the vote and sole power to dispose of, or to direct the disposition of 5,513,008 shares of the Stock. International does not now have the shared power to vote or to direct the vote, or shared power to dispose of or to direct the disposition of any shares of the Stock.

                 Glenn R. Jones now has the sole power to vote or to direct the vote and sole power to dispose of, or to direct the disposition of 6,013,008 shares of Stock, which number includes 400,000 shares of Stock owned directly by Mr. Jones, 100,000 shares of Stock which Mr. Jones holds a trustee for members of his family and 5,513,008 shares of Stock owned or controlled by International, whose sole shareholder is Mr. Jones. Glenn R. Jones does not now have the shared power to vote or to direct the vote, or shared power to dispose of or to direct the disposition of any shares of the Stock.

                 Patrick J. Lombardi now has the sole power to vote or to direct the vote and sole power to dispose of, or to direct the disposition of 50,000 shares of the Stock. Mr. Lombardi does not now have the shared power to vote or to direct the vote or the shared power to dispose of, or to direct the disposition of any shares of the Stock.

                 (c) See Item 3 of this Amendment No. 2 for a description of transactions in the Stock effected during the past sixty (60) days by the persons named in paragraph (a) of this Item 5.

                 (d)      None.

                 (e)      Not applicable.

Item 7.  Material to be filed as Exhibits.

                 The following documents constitute the exhibits to this Amendment No. 2 to Schedule 13D:

                 1. Exhibit A - Purchase and Sale Agreement, dated as of March 25, 1983, by and between International and Spacelink.

                 2. Exhibit B - Purchase and Sale Agreement, dated as of March 25, 1983, by and between Spacelink and CIC.

Signature

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             JONES INTERNATIONAL, LTD.


August 15,1983                               /s/ Glenn R. Jones
        (Date)                                   Glenn R. Jones
                                                 President


                                             GLENN R. JONES


                                             /s/ Glenn R. Jones
(14704)

                                                                      APPENDIX C
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*



                               SPACELINK, LTD.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                     Class A Common Stock, $.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  846248102
                     -----------------------------------
                                (CUSIP Number)


  GLENN R. JONES, 5275 DTC Parkway, Englewood, Colorado 80111 (303) 740-9700
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               August 10, 1982
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 846248102                                           PAGE 2 OF 8 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Glenn R. Jones
Soc. Sec. No. ###-##-####
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


00
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


USA
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF            1,661,502 shares of Class A Common Stock
                               500,000 shares of Class B Common Stock
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY             None
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING            1,661,502 shares of Class A Common Stock
                               500,000 shares of Class B Common Stock
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                               None

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,661,502 shares of Class A Common Stock
500,000 shares of Class B Common Stock
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.7% Class A
100.0% Class B
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


IN
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*



                               SPACELINK, LTD.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                     Class A Common Stock, $.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  846248102
                     -----------------------------------
                                (CUSIP Number)


  GLENN R. JONES, 5275 DTC Parkway, Englewood, Colorado 80111 (303) 740-9700
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                August 10,1982
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 846248102                                            PAGE 2 OF 8 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jones International, Ltd.
84-0595284
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


00
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    / /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


Colorado
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF            1,161,502 shares of Class A Common Stock
                               500,000 shares of Class B Common Stock
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY             None
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING            1,161,502 shares of Class A Common Stock
                               500,000 shares of Class B Common Stock
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                               None

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,161,502 shares of Class A Common Stock
500,000 shares of Class B Common Stock
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2% Class A
100.0% Class B
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

No change.

ITEM 2.  IDENTITY AND BACKGROUND

         I.      (a)      Name:  Glenn R. Jones

                 (b)      Business Address: 5275 DTC Parkway
                                            Englewood, Colorado  80111

                 (c) Principal Occupation: Chairman of the Board of Directors, Chief Executive Officer of Spacelink, Spacelink of Florida, Ltd., a Colorado coproration ("SFL"), Jones Intercable, Inc., a Colorado corporation ("Intercable"), Jones International, Ltd. (see below), and various subsidiaries of Jones International, Ltd. Intercable is a public company whose securities are traded over-the-counter and on the NASDAQ System.

                 (d)      Criminal Convictions:  None

                 (e)      Civil Proceedings Involving Violations of Securities
                          Laws:  None

                 (f)      Citizenship:  USA

         I.      (a)      Name:  Jones International, Ltd. ("International")

                 (b)      State of Incorporation:  Colorado

                 (c) Principal Business: Non-public holding company owning equity interests in several companies in the cable television and master antenna television industries and in related industries. Mr. Glenn R. Jones owns all the outstanding capital stock of International.

                 (d)      Business Address: 5275 DTC Parkway
                                            Englewood, Colorado  80111

                 (e)      Criminal Convictions:  None

                 (f)      Civil Proceedings Involving Violations of Securities
                          Laws:  None

         II.A. The following persons (in addition to Mr. Jones) are officers or directors of International:

                 (1)      (a)     Name:  Hana B. Rokusek

                          (b)     Business Address:   5275 DTC Parkway
                                                      Englewood, Colorado  80111

                          (c) Principal Occupation: Treasurer and a Director of International; a Director of Spacelink.

                          (d)     Criminal Convictions:  None

                          (e) Civil Proceedings Involving Violations of Securities Laws: None

                          (f)     Citizenship:  USA


                 (2)      (a)     Name:  David L. Kuhn

                          (b)     Business Address:   5275 DTC Parkway
                                                      Englewood, Colorado  80111

                          (c)     Principal Occupation:  Secretary of
                                  Intercable; Secretary and a director of
                                  International.

                          (d)     Criminal Convictions:  None

                          (e) Civil Proceedings Involving Violations of Securities Laws: None

                          (f)     Citizenship:  USA


                 (3)      (a)     Name:  Patrick J. Lombardi

                          (b)     Business Address:   5275 DTC Parkway
                                                      Englewood, Colorado  80111

                          (c) Principal Occupation: a Vice President of International; Treasurer and a Director of Spacelink.

                          (d)     Criminal Convictions:  None

                          (e) Civil Proceedings Involving Violations of Securities Laws: None

                          (f)     Citizenship:  USA


                 (4)      (a)     Name:  James D. Nichols, Sr.

                          (b)     Business Address:  9700 Fair Oaks Boulevard
                                                     Suite G
                                                     Fair Oaks, California 95628

                          (d)     Criminal Convictions:  None

                          (e) Civil Proceedings Involving Violations of Securities Laws: None

                          (f)     Citizenship:  USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 The subject transaction constituted an adjustment in the number of shares of Spacelink's Class A Common Stock paid as consideration by Spacelink to International in connection with a transaction occurring on May 31, 1982, which was reported on the initial Schedule 13D filed by these reporting persons on or about July 12, 1982. Such adjustment was made in accordance with the terms of the transaction previously reported, as described in the earlier filing. Thus, no additional consideration was paid for the securities acquired in the subject transaction.

ITEM 4.  PURPOSE OF TRANSACTION

                 The subject transaction constituted an adjustment in the consideration paid by Spacelink to International in connection with a transaction occurring on May 31, 1982, which was reported on the initial
Schedule 13D filed by these reporting persons on or about July 12, 1982. Such adjustment was made in accordance with the terms of the transaction previously reported, as described in the earlier filing.

                 Prior to the transaction reported earlier, Mr. Jones, directly or through International, beneficially owned 1,161,502 shares of Class A Common Stock and 265,000 shares of Class B Common Stock. Such shares were purchased by Mr. Jones or International for a price of $.01 per share. The source of the funds used in making such purchases was cash on hand.

                 Prior to the subject transaction, and as a result of the transaction reported earlier, Mr. Jones, directly or through International, beneficially owned 1,611,502 shares of Class A Common Stock and 265,000 shares of Class B Common Stock. Mr. Jones has held voting control of Spacelink continuously from its inception to the present, and continues to hold such voting control.

                 The purpose of the transaction reported earlier was for International to contribute all of the issued and outstanding shares of SFL to the capital of Spacelink, thus making SFL a wholly-owned subsidiary of Spacelink, in exchange for an estimated 450,000 shares of Class A Common Stock of Spacelink (such number of shares being subject to adjustment following the fiscal year-end of SFL).

                 After the fiscal year-end audit of SFL was completed, the adjustment provided for in the transaction reported earlier was made in accordance with its terms, resulting in the issuance by Spacelink to International of an additional 50,000 shares of the Class A Common Stock of Spacelink.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

         Note: All shares referred to below are shares of the Class A Common Stock, $.01 par value, of Spacelink.

         (a) Number of shares outstanding following the transaction reported herein: 5,235,000

                 Number of shares beneficially owned by:

                 (1)      Glenn R. Jones:                        1,661,502
                              Percent of Class:                      31.7%

                 (2)      International:                         1,161,502
                              Percent of Class:                      22.2%

                 (3)      Hana B. Rokusek:                         100,000
                          Percent of Class:                           1.9%

                 (4)      David L. Kuhn:                                 0

                 (5)      Patrick J. Lombardi:                           0

                 (6)      James D. Nichols:                              0

         (b)     (1)      Glenn R. Jones

                          Sole voting power:                     1,661,502

                          Shared voting power:                           0

                          Sole power of disposition:             1,661,502

                          Shared power of disposition:                   0

                 Mr. Jones owns 400,000 shares directly and 100,000 shares as trustee for members of his family. The remaining 1,161,502 shares beneficially owned by Mr. Jones are owned by record by International, whose stock is 100%-owned by Mr. Jones.

                 (2)      International:

                          Sole voting power:                     1,161,502

                          Shared voting power:                           0

                          Sole power of disposition:             1,161,502

                          Shared power of disposition:                   0

                 100% of the stock of International is owned by Mr. Jones.

                 (3)      Hana B. Rokusek

                          Sole voting power:                       100,000

                          Shared voting power:                           0

                          Sole power of disposition (see Item 6):  100,000

                          Shared power of disposition:                   0

         (c)     None

         (d)     Not applicable

         (e)     Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 Pursuant to the terms of the Articles of Incorporation of Spacelink, each share of Class A Common Stock is entitled to one-twentieth of a vote per share and each share of Class B Common Stock is entitled to one vote per share. In addition, holders of Class B Common Stock elect 75 percent of the Board of Directors. Mr. Jones, through his ownership of 100 percent of the shares of Class B Common Stock and 31.7 percent of the shares of Class A Common Stock, controls the Spacelink Board of Directors and (as to matters not requiring class voting) casts approximately 66 percent of all votes cast on matters submitted to Spacelink shareholders.

                 Pursuant to an agreement among Ms. Rokusek, Spacelink and International dated April 29, 1981, Ms. Rokusek may not dispose of 50 percent of the aforementioned 100,000 shares of Class A Common Stock owned by her until October 29, 1983 and may not dispose of the remaining 50 percent until April 29, 1986. International and Spacelink are also parties to similar agreements with other persons (listed under Item 7) holding an aggregate of 473,498 shares of the Class A Common Stock of Spacelink. Such similar agreements are also dated April 29, 1981, and contain the same restrictions as to disposition of shares. Upon the occurrence of any of certain events of default with respect to Ms. Rokusek or any of the other persons holding Class A Common Stock subject to those agreements, International would have the right to purchase all or part (depending on certain circumstances) of the Class A Common Stock held by the defaulting person for $.01 per share. (See Item 7.)

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

                 Five agreements dated April 29, 1981, as amended in certain cases, among International, Spacelink, and persons referred to in Item 6, concerning Class A Common Stock held by such persons. Such agreements, the parties thereto (other than International and Spacelink), and the amount of shares of Class A Common Stock governed by each, are as follows:

                                           Exhibit
                                             No.                 Name                 No. of Shares
                                             ---                 ----                 -------------
                                              1         Howard O. Thrall                    200,000

                                              2         Hana B. Rokusek                     100,000

                                              3         Neil E. Jones                        86,749
                                                                                     (as amended by
                                                                                     Exhibit 3a)

                                              4         Robert J. Lewis                      86,749
                                                                                    (as amended by
                                                                                    Exhibit 4a)

                                              5         Charles R. Martz                    100,000


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 3, 1982


                                           JONES INTERNATIONAL, LTD.


                                           By:  /s/ Glenn R. Jones
                                                    Glenn R. Jones, President



                                                /s/ Glenn R. Jones
                                                    Glenn R. Jones

                                                                      APPENDIX D
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.       )



                               SPACELINK, LTD.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                     Class A Common Stock, $.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 846248 10 2
                     -----------------------------------
                                (CUSIP Number)


         GLENN R. JONES, 5275 DTC PARKWAY, ENGLEWOOD, COLORADO 80111
                                 303-740-9700
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                May 31, 1982
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of 8 Pages

                                 SCHEDULE 13D

CUSIP NO. 846248 10 2                                          PAGE 2 OF 8 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Glenn R. Jones
Social Security No. ###-##-####
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      00

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    / /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF            1,611,502 shares of Class A Common Stock
                               500,000 shares of Class B Common Stock
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY                 None

          OWNED BY
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING            1,611,502 shares of Class A Common Stock
                               500,000 shares of Class B Common Stock
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH                     None

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,611,502 shares of Class A Common Stock
500,000 shares of Class B Common Stock
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.1% Class A
      100.0% Class B
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*



                               SPACELINK, LTD.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                     Class A Common Stock, $.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  846248102
                     -----------------------------------
                                (CUSIP Number)


         GLENN R. JONES, 5275 DTC PARKWAY, ENGLEWOOD, COLORADO 80111
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                 May 31, 1982
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 846248102                                          PAGE 2 OF 8 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jones International, Ltd.
84-0595284
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


00
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    / /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


Colorado
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF            1,111,502 shares of Class A Common Stock
                               500,000 shares of Class B Common Stock
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY             None
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING            1,111,502 shares of Class A Common Stock
                               500,000 shares of Class B Common Stock
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                               None
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,111,502 shares of Class A Common Stock
500,000 shares of Class B Common Stock
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.4% of Class A Common Stock
100.0% of Class B Common Stock
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

Issuer:  Spacelink, Ltd., a Colorado corporation
         ("Spacelink"), formerly Jones Spacelink, Ltd.

Address of principal executive office:  3901 Westerly Place
                                        Suite 101
                                        Newport Beach, California 92660

ITEM 2.  IDENTITY AND BACKGROUND

(4)(1)   (a)     Name:  Glenn R. Jones

         (b)     Business Address:  5275 DTC Parkway
                                    Englewood, Colorado 80111

         (c) Principal Occupation: Chairman of the Boards of Directors and Chief Executive Officer of Spacelink, Jones Intercable, Inc., a Colorado corporation ("Intercable"), Jones International, Ltd. ("International"), and various subsidiaries of International. Intercable is a public company whose securities are traded over-the-counter and on the NASDAQ System.

         (d)     Criminal Convictions:  None

         (e)     Civil Proceedings Involving Violations of Securities Laws:
                 None

         (f)     Citizenship:  USA

(2)      (a)     Name:  Jones International, Ltd.

         (b)     State of Incorporation:  Colorado

         (c) Principal Business: Non-public holding company owning equity interests in several companies in the cable television and master antenna television industries and in related industries. Mr. Glenn R. Jones owns all the outstanding capital stock of International.

         (d)     Principal Business Address:  5275 DTC Parkway
                                              Englewood, Colorado 80111

         (e)     Criminal Convictions:  None

         (f)     Civil Proceedings Involving Violations of Securities Laws:
                 None

The following persons (in addition to Mr. Jones) are officers or directors of Jones International, Ltd.:

(1)      (a)     Name:  Hana B. Rokusek

         (b)     Business Address:         5275 DTC Parkway
                                           Englewood, Colorado 80111

         (c) Principal Occupation: Treasurer and a Director of International; Treasurer of Intercable; a Director of Spacelink.

         (d)     Criminal Convictions:  None

         (e)     Civil Proceedings Involving Violations of Securities Laws:
                 None

         (f)     Citizenship:  USA

(2)      (a)     Name:  David L. Kuhn

         (b)     Business Address:         5275 DTC Parkway
                                           Englewood, Colorado 80111

         (c) Principal Occupation: Secretary of Intercable; Secretary and a Director of International.

         (d)     Criminal Convictions:  None

         (e)     Civil Proceedings Involving Violations of Securities Laws:
                 None

         (f)     Citizenship:  USA

(3)      (a)     Name:  Patrick J. Lombardi

         (b)     Business Address:         5275 DTC Parkway
                                           Englewood, Colorado 80111

         (c) Principal Occupation: a Vice President of International; Treasurer and a Director of Spacelink.

         (d)     Criminal Convictions:  None

         (e)     Civil Proceedings Involving Violations of Securities Laws:
                 None

         (f)     Citizenship:  USA

(4)      (a)     Name:  James D. Nichols, Sr.

         (b)     Business Address:  9700 Fair Oaks Boulevard
                                    Suite G
                                    Fair Oaks, California 95628

         (c) Principal Occupation: a Vice President of International; President and a Director of Jones Futura Foundation, Ltd. and Jones Futurex, Inc., both of which are wholly-owned subsidiaries of International.

         (d)     Criminal Convictions:  None

         (e)     Civil Proceedings Involving Violations of Securities Laws:
                 None

         (f)     Citizenship:  USA

(5)      (a)     Name:  Renee Friedman

         (b)     Business Address:  5275 DTC Parkway
                                    Englewood, Colorado 80111

         (c) Principal Occupation: a Vice President of International; Administrative Assistant to Glenn R. Jones

         (d)     Criminal Convictions:  None

         (e)     Civil Proceedings Involving Violations of Securities Laws:
                 None

         (f)     Citizenship:  USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 The consideration used in this acquisition of securities of the issuer was all the common stock of Spacelink of Florida, Ltd., a Colorado corporation.

Prior to this transaction, Spacelink of Florida, Ltd. was wholly owned by International. International is wholly owned by Glenn R. Jones.

ITEM 4.  PURPOSE OF TRANSACTION

                 Prior to the subject transaction, Mr. Jones, directly or through International, beneficially owned 265,000 shares of Class B Common Stock and 1,161,502 shares of Class A Common Stock, giving him voting control of Spacelink.

                 The purpose of the subject transaction was for International to contribute all of the issued and outstanding shares of Spacelink of Florida, Ltd. ("SFL") to the capital of Spacelink, thus making SFL a wholly-owned subsidiary of Spacelink, in exchange for an estimated 450,000 shares of Class A Common Stock of Spacelink (such number of shares being subject to adjustment following the fiscal year-end audit of SFL).

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

         Note: all shares referred to below are shares of the Class A Common Stock, par value $.01 per share, of Spacelink.

         (a)     Number of shares outstanding following the acquisition:
                 5,185,000

                 Number of shares beneficially owned by

                 (1)      Glenn R. Jones:                       1,611,502
                          Percent of Class:                         31.1%

                 (2)      International:                        1,111,502
                          Percent of Class                          21.4%

                 (3)      Hana B. Rokusek:                        100,000
                          Percent of Class:                          1.9%

                 (4)      David L. Kuhn:                                0

                 (5)      Patrick J. Lombardi:                          0

                 (6)      James D. Nichols:                             0

                 (7)      Renee Friedman:                               0

         (b)     (1)      Glenn R. Jones

                          Sole voting power:                    1,611,502

                          Shared voting power:                          0

                          Sole power of disposition:            1,611,502

                          Shared power of disposition:                  0

                 Mr. Jones owns 400,000 shares directly and 100,000 shares as trustee for members of his family. The remaining 1,111,502 shares beneficially owned by Mr. Jones are owned of record by International, whose stock is 100% owned by Mr. Jones

                 (2)      International:

                          Sole voting power:                    1,111,502

                          Shared voting power:                          0

                          Sole power of disposition:            1,111,502

                 100% of the stock of International is owned by Mr. Jones.

                 (3)      Hana B. Rokusek:

                          Sole voting power:                      100,000

                          Shared voting power:                          0

                          Sole power of disposition (see Item 6): 100,000

                          Shared power of disposition:                  0

         (c)     None

         (d)     Not applicable

         (e)     Not applicable


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER:

                 Pursuant to the terms of the Articles of Incorporation of Spacelink, each share of Class B Common Stock is entitled to one vote per share and each share of Class A Common Stock is entitled to one-twentieth of a vote per share. In addition, holders of Class B Common Stock elect 75% of the Board of Directors. Mr. Jones, through his ownership of 100% of the shares of Class B Common Stock, controls the Board of Directors and casts approximately 66% of all votes cast on matters submitted to Spacelink shareholders.

                 Pursuant to an agreement among Ms. Rokusek, Spacelink and International dated April 29, 1981, Ms. Rokusek may not dispose of 50,000 of the aforementioned 100,000 shares of Class A Common Stock owned by her until October 29, 1983 and may not dispose of the remaining 50,000 shares until April 29,1986.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS:

                 (1) Agreement dated as of May 25, 1982 between Jones International, Ltd. and Spacelink, Ltd.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              JONES INTERNATIONAL, LTD.

July 12, 1982                                 By:  /s/ Glenn R. Jones
                                                       Glenn R. Jones, President

                                                   /s/ Glenn R. Jones
                                                       Glenn R. Jones